Filed by FirstSun Capital Bancorp
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: First Foundation Inc.
(Commission File No.: 001-36461)

This filing relates to the proposed merger First Foundation Inc. (“First Foundation”) with and into FirstSun Capital Bancorp (“FirstSun”).

On January 26, 2026, FirstSun issued an earnings press release announcing financial results for the fourth quarter and full year ended December 31, 2025, which included the following statement related to the proposed merger of First Foundation with and into FirstSun.

Neal Arnold, FirstSun’s Chief Executive Officer and President, commented… “We are also encouraged with the progress we are making with the First Foundation team on operational integration planning and balance sheet optimization work.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding our future franchise opportunities and continued success in 2026. These statements reflect management’s current expectations and are not guarantees of future performance. Words such as “focus,” “may,” “will,” “believe,” “anticipate,” “expect,” “intend,” “opportunity,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: changes in interest rates (including anticipated Federal Reserve rate cuts that might not occur) and their related impact on macroeconomic conditions, customer behavior, our funding costs and our loan and securities portfolios; the quality or composition of our loan or investment portfolios and changes therein; failure to maintain our mortgage production flow to secondary markets; the sufficiency of liquidity and changes in our capital position; the inability of our infrastructure initiatives to reduce expenses; increased deposit volatility; potential regulatory developments; U.S. and global trade policies and tensions, including change in, or the imposition of, tariffs and/or trade barriers and the economic impacts, volatility and uncertainty resulting therefrom, and geopolitical instability; the possibility that our previously announced merger with First Foundation does not close when expected or at all because required regulatory, stockholder or other approvals and conditions to closing are not received or satisfied on a timely basis or at all; the possibility that the proposed First Foundation merger, including the re-positioning strategy, will not be completed as planned, or achieve the anticipated benefits; the diversion of management’s attention from ongoing business operations and opportunities due to the proposed First Foundation merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the First Foundation merger agreement; the possibility that the anticipated benefits of the proposed First Foundation merger, including anticipated cost savings and synergies, are not realized when expected or at all, including because of the impact of, or problems arising from, the integration of the companies or as a result of the strength of the economy, competitive factors in the areas where we do business, or because of other unexpected factors or events; and other general competitive, economic, business, market and political conditions.

We caution readers that the foregoing list of factors is not exclusive, is not necessarily in order of importance and readers should not place undue reliance on any forward-looking statements. Additional information concerning additional factors that could materially affect the forward-looking statements in this press release can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and other documents subsequently filed by the Company with the SEC, including its Quarterly Reports on Form 10-Q. Further, any forward-looking statement speaks only as of the date on which it is made and we do not intend to and disclaim any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Additional Information About the Merger and Where to Find It

This communication contains statements regarding the proposed transaction between FirstSun and First Foundation. In connection with the proposed transaction, FirstSun filed a registration statement on Form S-4 on December 11, 2025, as amended on January 14, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000014/e26019_fsun-s4a.htm), to register FirstSun’s shares that will be issued to First Foundation’s stockholders in connection with the merger. The registration statement includes a joint proxy statement of FirstSun and First Foundation and a prospectus of FirstSun, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on January 15, 2026 and FirstSun filed a definitive joint proxy statement/prospectus on January 15, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000019/e26025_fsun-424b3.htm) and it was first mailed to FirstSun and First Foundation stockholders on January 16, 2026.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING FIRSTSUN, FIRST FOUNDATION, THE TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the joint proxy statement/prospectus, as well as other documents filed by FirstSun or First Foundation may be obtained at the SEC’s Internet site at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/overview/default.aspx under the Financials tab and then under the SEC Filings option, and (ii) First Foundation on its website at https://investor.ff-inc.com/investor-home/default.aspx under the Financials tab and then under the SEC Filings option.

Participants in the Solicitation

FirstSun, First Foundation and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from stockholders of FirstSun or First Foundation in connection with the proposed transaction. Information regarding the directors and executive officers of FirstSun and First Foundation and other persons who may be deemed participants in the solicitation of the stockholders of FirstSun or First Foundation in connection with the proposed transaction is included in the joint proxy statement/prospectus, which was filed by FirstSun with the SEC on January 15, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000019/e26025_fsun-424b3.htm). Information about the directors and officers of FirstSun and their ownership of FirstSun common stock can be found in FirstSun’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Director Experience”,

“Biographical Information for Executive Officers”, “Certain Relationships and Related Party Transactions”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation”, and “Compensation of Directors for Fiscal Year 2024”, as filed with the SEC on March 21, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001709442/000170944225000020/fcb-20250321.htm, and other documents subsequently filed by FirstSun with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1709442&owner=exclude. Information about the directors and officers of First Foundation and their ownership of First Foundation common stock can be found in First Foundation’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, including under the headings “Security Ownership of Certain Beneficial Owners and Management”, “Election of Directors (Proposal No. 1)”, “Advisory Vote on the Compensation of the Company’s Named Executive Officers (Proposal No. 4)”, “Compensation Committee Report”, and “Certain Relationships and Related Party Transactions” as filed with the SEC on April 17, 2025 and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001413837/000110465925036041/tm252563-3_def14a.htm, and other documents subsequently filed by First Foundation with the SEC, including on Statements of Change in Ownership on Form 4 filed with the SEC, available at https://www.sec.gov/edgar/browse/?CIK=1413837&owner=exclude. Additional information regarding the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus filed by FirstSun with the SEC on January 15, 2026 (which is available at https://www.sec.gov/Archives/edgar/data/1709442/000155278126000019/e26025_fsun-424b3.htm). You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.